UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [__________________] to [________________]

Commission file number 1-9876

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings and Investment Plan
for Employees of Weingarten Realty Investors

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WEINGARTEN REALTY INVESTORS

2600 Citadel Plaza Drive
Houston, Texas 77008

Financial Statements and Exhibit Index

			Page
(a)	Financial Statements
	(1)	Report of Independent Registered Public Accounting Firm	3
	(2)	Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4
	(3)	Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015 and 2014	5
	(4)	Notes to Financial Statements	6
	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2015	12

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Signatures		13
(c)	Exhibit Index		14
	23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty Investors
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Calvetti Ferguson

Houston, Texas
June 20, 2016

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014
ASSETS
Participant-directed investments, at fair value (Note 3):
Mutual funds	$46,673,834	$45,357,868
Common collective trust fund	10,285,211	9,692,708
Common stock fund	4,964,436	4,914,124
Total participant-directed investments, at fair value	61,923,481	59,964,700
Receivables:
Notes receivable from participants, net	670,908	518,857
Participant contributions	—	68,917
Employer contribution	68,952	80,256
Total receivables	739,860	668,030
Cash	206	189
Total assets	62,663,547	60,632,919
LIABILITIES
Due to brokers	—	102,092
Total liabilities	—	102,092
Net assets available for benefits	$62,663,547	$60,530,827

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2015 and 2014

	2015	2014
Additions:
Interest on notes receivable from participants	$25,361	$22,168
Investment income:
Interest/dividend income:
Mutual funds	2,301,925	3,066,894
Common stock fund	195,545	214,895
Other investment income (loss)	8,730	(13,793)
Net (depreciation) appreciation in fair value of investments	(2,090,042)	1,691,504
Total investment income	416,158	4,959,500
Contributions:
Participants	2,798,075	2,614,446
Employer	906,295	849,845
Participant rollovers	220,514	320,677
Total contributions	3,924,884	3,784,968
Total additions	4,366,403	8,766,636
Deductions:
Benefits paid to participants	2,220,224	2,818,363
Administrative expenses	13,459	7,196
Total deductions	2,233,683	2,825,559
Net increase	2,132,720	5,941,077
Net assets available for benefits, beginning of year	60,530,827	54,589,750
Net assets available for benefits, end of year	$62,663,547	$60,530,827

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION
The following description of the Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Plan”) provides only general information. Effective January 1, 2015, the Plan adopted a new non-standardized adoption agreement in connection with a prototype defined contribution plan and trust, sponsored by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”). The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly-owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the “Company”). Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan covering all eligible employees of the Company. Michael Townsell (Senior Vice President/Human Resources at WRI) is the plan administrator. All employees are eligible to participate in the Plan upon their hire date with the exception of those individuals as defined in the Plan agreement, including those classified as a leased employee, a temporary employee, an independent contractor or a non-resident alien with no United States earned income. To be eligible to participate in the Plan, an employee must have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may elect to contribute pre-tax or post-tax annual compensation up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. Participants can rollover balances from certain individual retirement accounts and qualified plans of former employers. For the calendar year ended December 31, 2015 and 2014, participants age 50 and older, in accordance with IRS regulations, are eligible to contribute an additional $6,000 and $5,500, respectively, as a “catch-up” contribution in excess of the maximum 401(k) contributions of $18,000 and $17,500 for the calendar year ended December 31, 2015 and 2014, respectively. Participants may change their percentage contribution election at any time, and effective January 1, 2015, may elect to participate in an automatic increase feature of the Plan. The Company matches up to 50% of the first 6% of the participant’s compensation for each plan year (limited to the maximum amount allowed by the IRS). The match is invested in various investment options as directed by the participant.
The Company may also make discretionary contributions which are subject to the approval of the Board of Trustees. Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the total compensation of all participants during the year. No discretionary contributions were made during the year ended December 31, 2015 and 2014. Discretionary contributions are invested in various investment options as directed by the participant.
Participants’ Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 17 funds as investment options for participants.
Vesting
Participants are immediately vested in their pre-tax or post-tax deferred contributions and any income or loss thereon. Company contributions vest 20% each year, and participants become 100% vested in Company contributions after five years of service.

Notes Receivable from Participants
Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest, which are commensurable with local prevailing rates as determined at a fixed-rate based on prime plus 1% at the time of issuance. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 30 years. Principal and interest are credited to the participant’s account. Upon a participant’s termination or retirement, any outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an ongoing repayment arrangement has not been made with the Plan. Notes receivable from participants are reported net of the unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Upon termination of service due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.
Forfeitures
All Company contributions credited to a participant’s account, but not vested, are forfeited by the participant. Forfeitures of Company contributions credited to a participant’s account are applied to reduce subsequent Company contributions or the Plan's administrative costs. During the year ended December 31, 2015 and 2014, forfeitures in the amounts of $22,024 and $27,825, respectively, were used to reduce the Company’s contributions. Unused forfeited non-vested amounts totaled $5,573 and $6,121 at December 31, 2015 and 2014, respectively.
Plan Amendment
The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value as defined below:

•	Mutual Funds and Common Stock Fund
These assets are valued based on publicly quoted market prices.

•	Common Collective Trust Fund
The Plan has invested in the Wells Fargo Stable Value Return Fund C. The value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G, which consists of underlying fully benefit-responsive investment contracts ("FBRIC") as defined by GAAP. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner. Participant transactions (purchases and sales) may occur daily, and there are no significant restrictions on participant redemptions or any unfunded commitments.
Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded in net (depreciation) appreciation in fair value in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainty
The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Administrative Expenses
Certain administrative expenses of the Plan are paid directly by the Company or directly by the Plan and participants. Investment related expenses are included in net (depreciation) appreciation of fair value of investments.
Newly Issued Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)." ASU No. 2015-07 eliminates the requirement to categorize investments in the fair value hierarchy if the fair value is measured at net asset value ("NAV") per share (or its equivalent) using the practical expedient in the FASB's fair value measurement guidance. The provisions of ASU No. 2015-07 are effective for the Plan for fiscal years beginning after December 15, 2015, are required to be applied retrospectively to all periods presented, and early adoption is permitted. The Plan has early adopted this update effective January 1, 2015, and its investment in the common collective trust fund that is measured at fair value using the NAV per share (or its equivalent) as a practical expedient has not been categorized in the fair value hierarchy (see Note 3 for additional information).

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Part I designates contract value as the only required measure for FBRIC, and allows FBRIC to be measured, presented, and disclosed only at contract value. Part I clarifies that indirect investments in FBRIC through investment companies, such as stable value common or collective trust funds, are not in the scope of FBRIC guidance and should be measured and presented only at fair value. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments measured at fair value. Investments will continue to be disaggregated by general type; however, the disaggregation by nature, characteristics and risks is no longer required. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows the measurement of investments as of a month-end that is closest to a plan's fiscal year, when the fiscal period does not coincide with a month-end. Parts I and II of ASU No. 2015-12 are effective for the Plan for fiscal years beginning after December 15, 2015, are required to be applied retrospectively to all periods presented, and early adoption is permitted. Part III of ASU No. 2015-12 is effective for fiscal years beginning after December 15, 2015, is required to be applied prospectively, and early adoption is permitted. The Plan is not adopting Part III of this update. The Plan has early adopted Parts I and II of this update effective January 1, 2015. The adoption modified the fair value measurement disclosure (see Note 3 for additional information); disclosures for individual investments that represented five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type have been eliminated; and the Plan's investment in the common collective trust fund is measured at NAV per share (or its equivalent).
Recent accounting pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan’s financial statements.
Retrospective Application of Accounting Standard Updates
The retrospective application of adopting ASU No. 2015-07 and ASU No. 2015-12 on prior years' financial statements and applicable notes was made to conform to the current year presentation. The impact of these changes is described above.

3. FAIR VALUE MEASUREMENTS
In accordance with GAAP, the Plan classifies its investments within the fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014, aggregated by the level in the fair value hierarchy in which those measurements fall, are as follows:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2015
Investments:
Mutual Funds	$46,673,834			$46,673,834
Common Stock Fund - Weingarten Realty Investors	4,964,436			4,964,436
Total Assets in the Fair Value Hierarchy	51,638,270	—	—	51,638,270
Investments Measured at Net Asset Value (1)				10,285,211
Investments at Fair Value	$51,638,270	$—	$—	$61,923,481
____________
(1) Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2014
Investments:
Mutual Funds	$45,357,868			$45,357,868
Common Stock Fund - Weingarten Realty Investors	4,914,124			4,914,124
Total Assets in the Fair Value Hierarchy	50,271,992	—	—	50,271,992
Investments Measured at Net Asset Value (1)				9,692,708
Investments at Fair Value	$50,271,992	$—	$—	$59,964,700
____________
(1) Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested in their employer contributions and will be distributed in accordance with Plan provisions.

5. INCOME TAX STATUS
The Plan operates under non-standardized adoption agreement in connection with a prototype defined contribution plan and trust, sponsored by Merrill Lynch. This prototype plan document received a favorable determination letter, dated March 31, 2014, from the IRS, which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6. PARTY-IN-INTEREST TRANSACTIONS
The Plan assets were managed by Merrill Lynch. Merrill Lynch was the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the daily operational services of the Plan amounted to $13,459 and $7,196 for the year ended December 31, 2015 and 2014, respectively.
At December 31, 2015 and 2014, the Plan held 143,564 and 140,725 shares of the Company in the common stock fund with a fair value of $4,964,436 and $4,914,124, respectively. Also, the Company engaged SWBC Investment Company to monitor and provide recommendations for the Plan’s investment fund offerings. For the year ended December 31, 2015 and 2014, the Company recorded expenses of $56,130 and $51,748, respectively.

7. SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 20, 2016, which is the date the financial statements were issued.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

Form 5500, Schedule H, Line 4i
EIN: 74-1464203
Plan: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust Fund: Wells Fargo	Wells Fargo Stable Return Fund C (at contract value)	(i)	$10,285,211
	Mutual Funds:
	Blackrock Funds	Blackrock S&P 500 Stock Fund	(i)	6,801,518
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	(i)	5,669,021
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	4,577,316
	MFS Funds	MFS Value Fund	(i)	4,680,757
	Prudential Investments	Prudential Jennison Mid Cap Growth Fund	(i)	3,562,528
	Dodge & Cox	Dodge & Cox Income Fund	(i)	4,035,363
	American Funds	American Euro Pacific Growth Fund	(i)	3,900,484
	J. P. Morgan	JPMorgan Mid Cap Value Fund	(i)	3,131,281
	Mainstay Investments	Mainstay Large Cap Growth Fund	(i)	2,300,123
	Alger	Alger Capital Appreciation Institutional Fund	(i)	1,988,500
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	(i)	1,908,256
	Voya	Voya SmallCap Opportunities Fund	(i)	1,656,466
	Putnam	Putnam International Growth Fund	(i)	1,752,015
	J. P. Morgan	JPMorgan Government Bond Fund	(i)	520,391
	American Century Investments	American Century Strategic Allocation Moderate Fund	(i)	189,815
	Total Mutual Funds			46,673,834
*	Weingarten Realty Investors	Weingarten Realty Investors Stock	(i)	4,964,436
*	Participant Loans	Due semi-monthly, bearing interest at 4.25%	-0-	670,908
	Cash		(i)	206
	Total Investments		(i)	$62,594,595

*	A party in interest as defined by ERISA.
(i)	Historical costs of participant-directed investments are not a required disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS

Date:	June 20, 2016	By:	/s/ Andrew M. Alexander
Andrew M. Alexander
President/Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Calvetti Ferguson